

November 17, 2010

Mr. Hans Ephraimson
Chief Executive Officer
DB Commodity Services, LLC
60 Wall Street
New York, NY 10005

> **Re:** **Powershares DB Multi-Sector Commodity Trust;**
> **DB Agriculture Master Fund; DB Base Metals Master Fund;**
> **DB Silver Master Fund; DB Gold Master Fund;**
> **DB Precious Metals Master Fund; DB Oil Master Fund;**
> **DB Energy Master Fund; DB Multi-Sector Commodity Master Trust;**
> **Powershares DB Agriculture Fund; Powershares DB Base Metals**
> **Fund; Powershares DB Silver Fund; Powershares DB Gold Fund;**
> **Powershares DB Precious Metals Fund; Powershares DB Oil Fund;**
> **Powershares DB Energy Fund**
> **Post-Effective Amendment No. 1 to Registration Statements**
> **on Form S-3**
> **Filed November 12, 2010**
> **File Nos. 333-163453; 333-163453-01; 333-163453-02; 333-163453-03;**
> **333-163453-04; 333-163453-05; 333-163453-06; 333-163453-07;**
> **333-163453-08; 333-163453-09; 333-163453-10; 333-163453-11;**
> **333-163453-12; 333-163453-13; 333-163453-14; 333-163453-15**

Dear Mr. Ephraimson:

We have limited our review of your post-effective amendments to the issue we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments and the information you provide in response to this comment, we may have additional comments.

Incorporation by Reference of Certain Documents, page 156

1.   Paragraph (a) of Item 12 of Form S-3 provides that you may incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report "by means of a

statement to that effect in the prospectus listing all such documents." You have not listed such other documents that you have incorporated by reference. Please revise to specifically list each Form 10-Q and Form 8-K you have incorporated by reference. In addition, to the extent you wish to incorporate by reference any filings filed by you pursuant to the Exchange Act between the date of filing the amended registration statement and prior to the effectiveness of the amended registration statement, please use the language provided in our Securities Act Forms Compliance & Disclosure Interpretation Question 123.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jerard T. Gibson at (202) 551-3473 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Michael J. Schmidtberger, Esq.
       Michael S. Yadgar, Esq.
       Sidley Austin LLP (via facsimile)